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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*
(Amendment No. 7 )

AMERICAN HOMEPATIENT, INC.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
026649103
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	026649103	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Highland Crusader Offshore Partners, L.P., a Bermuda partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN
(1) Based on 17,573,389 shares outstanding as of May 2, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 4, 2007.

CUSIP No.	026649103	Page	3	of	8

1	NAMES OF REPORTING PERSONS: Highland Capital Management, L.P., a Delaware limited partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA/PN
(1) Based on 17,573,389 shares outstanding as of May 2, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 4, 2007.

CUSIP No.	026649103	Page	4	of	8

1	NAMES OF REPORTING PERSONS: Strand Advisors, Inc., a Delaware corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO
(1) Based on 17,573,389 shares outstanding as of May 2, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 4, 2007.

CUSIP No.	026649103	Page	5	of	8

1	NAMES OF REPORTING PERSONS: James Dondero

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF/PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		8,437,164

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,437,164

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	8,437,164

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	48.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1) Based on 17,573,389 shares outstanding as of May 2, 2007 as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 4, 2007.

The Schedule 13D, filed on February 27, 2006 by Highland Crusader Offshore Partners, L.P., a Bermuda partnership (“Crusader”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”) and James Dondero (“Dondero”) (together, the “Reporting Persons”), as amended by the Amendment No. 1 filed on March 16, 2006, Amendment No. 2 filed on May 9, 2006, Amendment No. 3 filed on May 31, 2006, Amendment No. 4 filed on December 15, 2006, Amendment No. 5 filed on April 4, 2007, and Amendment No. 6 filed on April 13, 2007 relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of American HomePatient, Inc. (the “Issuer”), is hereby amended as set forth below by this Amendment No. 7.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and restated as follows:
     The Reporting Persons acquired the Common Stock for investment in the ordinary course of business. Beginning in early 2006, the Reporting Persons became increasingly disappointed with the Issuer’s performance and increasingly concerned that the Issuer’s over-leveraged balance sheet, the additional impediments to management’s ability to successfully navigate the challenging Medicare reimbursement environment, and the near term maturity of the Issuer’s secured debt would make it difficult for the Issuer to increase its liquidity or materially reduce the Issuer’s outstanding total debt to improve the Issuer’s prospects. Between February and May 2006, the Reporting Persons (i) made an offer to acquire all of the issued and outstanding stock of the Issuer for a price of $3.40 per share; (ii) nominated Patrick H. Daugherty to the board of directors of the Issuer (the “Board of Directors”); and (iii) proposed a shareholders’ vote to amend the Issuer’s bylaws. Based on the advice received and due diligence completed, the Reporting Persons withdrew their offer, nomination of Daugherty and proposal to amend the bylaws.
     On or about May 29, 2007, representatives of Highland Capital had conversations with Joseph F. Furlong, the Issuer’s Chief Executive Officer, and other executives at the Issuer regarding the Issuer’s Annual Meeting of Shareholders held on May 30, 2007. During the course of the discussions, representatives of Highland Capital requested a meeting with the Board of Directors to discuss its thoughts regarding financing alternatives for the Issuer and other matters relating to the Issuer’s capital structure and business operations. Representatives of Highland Capital also indicated that they were interested in addressing the possibility that the Board of Directors be expanded by two directors and two representatives of Highland Capital being elected to fill such vacancies.
     Certain of the Reporting Persons may continue in the future to engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to the Reporting Persons’ investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of the Issuer’s Common Stock or selling some or all of the shares held by the Reporting Persons, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
     Except as set forth herein or such as would occur upon completion of any of the actions discussed above, none of the Reporting Persons has any present plan or proposal that would relate or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby supplemented as follows:
     On or about May 29,2007, Crusader granted its proxy to the Issuer to vote in favor of the re-election to the Board of Directors of the Board of Directors’ two nominees, Henry T. Blackstock and W. Wayne Woody, at the Annual Meeting of Shareholders held on May 30, 2007.
Item 7. Material to be filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated as follows:
       Exhibit 99.1 — Schedule 13D Joint Filing Agreement, dated February 27, 2006, by and among Crusader, Highland Capital, Strand and Dondero (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on February 27, 2006).
       Exhibit 99.2 — Letter to the Board of Directors of the Issuer, dated February 27, 2006, from Highland Capital (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by the Reporting Persons on February 27, 2006).
       Exhibit 99.3 — Letter to the Issuer, dated March 15, 2006, from Highland Capital (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on March 15, 2006).
       Exhibit 99.4 — Letter to the Issuer, dated May 8, 2006, from Highland Capital (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A filed by the Reporting Persons on May 9, 2006).

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: June 7, 2007

JAMES DONDERO

/s/ James Dondero

Name: James Dondero

STRAND ADVISORS, INC.

By:	/s/ James Dondero

Name: James Dondero
Its: President

HIGHLAND CAPITAL MANAGEMENT, L.P.

By: Strand Advisors, Inc.
Its: General Partner

By:	/s/ James Dondero

Name: James Dondero
Its: President

HIGHLAND CRUSADER OFFSHORE
PARTNERS, L.P.

By: Highland Crusader Fund GP, L.P.
Its: General Partner

By: Highland Crusader Fund GP, LLC
Its: General Partner

By: Highland Capital Management, L.P.
Its: Sole Member

By: Strand Advisors, Inc.
Its: General Partner
By:	/s/ James Dondero

Name: James Dondero
Its: President